25003199

Docusign Envelope ID: 3C49D95E-648D-4D9E-B43C

SEC Mail Processing
APR 24 2025
Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-67458

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aventura Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5550 Glades Road, Suite 535
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Cauceglia	305 466 0467	dcauceglia@aventuracap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Docusign Envelope ID: 3C49D95E-648D-4D9E-B43C-560605B8F727

OATH OR AFFIRMATION

I, Daniel Cauceglia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aventura Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TIMOTHY B. MOY NOTARY PUBLIC MY COMMISSION EXPIRES 6-7-2026 STATE OF FLORIDA COMMISSION NUMBER HH246334

DocuSigned by:
Signature: Daniel Cauceglia 4/22/2025
CB719A89F23C4D4...

Title:
Chief Executive Officer

DocuSigned by:
4/22/2025
EB0E884EFA0D4E9...
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AVENTURA SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2024
With Report of Independent Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email. pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Aventura Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aventura Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aventura Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aventura Securities, LLC's management. Our responsibility is to express an opinion on Aventura Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aventura Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Aventura Securities, LLC's financial statements. The supplemental information is the responsibility of Aventura Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Aventura Securities, LLC's auditor since 2024.

Maitland, Florida

April 22, 2025

AVENTURA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$ 235
Accounts receivable	45,075
Securities owned	192,719
Due from clearing brokers	104,953
Deposits with clearing brokers	406,426
Due from related party	64,184
Property and equipment, at cost, less accumulated depreciation of $1,455	257
Prepaid expenses and other assets	12,855
Total assets	$ 826,704

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 19,872
Accrued compensation	12,400
Commissions payable	88,913
Total liabilities	121,185
Member's equity	705,519
Total liabilities and member's equity	$ 826,704

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

REVENUES	
Commissions - clearing	$ 986,109
Mutual fund fees clearance	12,048
Mutual fund fees direct	10,575
Unrealized loss ($9.00) and miscellaneous income	7,043
Fees from related party	92,129
Prime brokerage fees	555,869
Rebates from market access	26,852
Dividends	4,808
Margin interest	90,640
Interest	9,211
Total revenues	1,795,284
EXPENSES	
Commissions, compensation and benefits	662,916
Clearance and execution	452,571
Technology and communications	286,541
Occupancy and equipment	48,473
Other	219,595
Total expenses	1,670,096
NET INCOME	$ 125,188

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2024

Balance, December 31, 2023	$ 695,902
Contributions	500
Distributions	(116,071)
Net Income	125,188
Balance, December 31, 2024	$ 705,519

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 125,188
Items which do not impact cash	
Depreciation	342
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in accounts receivable	(9,996)
Increase in due from related party	(15,129)
Decrease in due from clearing brokers	27,058
Decrease in deposits with clearing brokers	48,225
Increase in prepaid expenses and other assets	(913)
Decrease in securities owned	15,221
Decrease in due from member	-
Decrease in accounts payable and accrued expenses	(10,659)
Decrease in commissions payable	(65,873)
Increase in accrued compensation	1,407
Net cash used by operating activities	114,872
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	500
Distributions	(116,071)
Net cash provided by financing activities	(115,571)
NET DECREASE IN CASH	(699)
CASH:	
Beginning of year	934
End of year	$ 235
Supplemental disclosure:	
Cash paid for interest	0
Cash paid for taxes	0

The accompanying notes are an integral part of these financial statements.

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Aventura Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly-owned by Aventura Holdings, LLC. As a limited liability company, the member's liability is limited to its investment.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to carrying broker-dealers (clearance broker) on a fully disclosed basis. The Company's customers are located throughout the United States.

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of several classes of services, including agency transaction, riskless principal transactions, prime brokerage and administration. The Company has identified its President as the chief operatioing decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single oeprating segment therefore, a single reportable segment, because the CODM manges the business activities using incformation of the Company as a whole. The accounnting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash & Cash Equivalents: For purposes of reporting statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2024 the company had no uninsured cash balances.

Taxes: The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The member and the Company are generally not subject to US federal, state or local income tax examinations related to the Company's activities for tax years before 2021.

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liablities at the date of financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned: Securities owned consist of money market funds and mutual funds at December 31, 2024. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable. The amount due from clearing brokers as of December 31, 2024 from Wedbush Securities, LLC is $17,593. and from National Financial Services, LLC is $28,903. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads. Based on mangement's review of accounts receivable, no allowance for credit losses is considered necessary.

Revenue from Contracts with Customers:

Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and other transactional based fees. Commissions and fees charged to customers as well as related clearing expenses are recorded on the trade date (the date that the Comany fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly. Commissions for the sale of mutual funds and variable annuities and 12b-1s are recognized as revenue at the point in time the associated service is fulfilled which is based on trade date.

Prime Brokerage - the Company has arrangements with other broker dealers to access their platform and execute trades for which the Company receives a fee. The fees charged are agreed upon rates between the Company and the Customer. The Company believes performance obligations are fulfffilled on the trade date.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued. The evaluation did not identify any items requiring recognition or disclosure.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum Net Capital as defined under such provisions. At December 31, 2024, the Company had net capital of $568,722 which was $560,639 more than its required net capital of $8,083 and the ratio of aggregate indebtedness to net capital was .22 to 1.00. The ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the clearing firms. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - CLEARANCE AGREEMENTS

The Company has agreements with clearing brokers to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain deposits in cash or securities, which is, $250,000.00 and $150,00.00 at December 31, 2024.

NOTE E - RELATED PARTY TRANSACTIONS

During 2024, the Company recognized $92,129 of administrative revenue from a related Registered Investment Advisor entity pursuant to an informal agreement. These fees primarily relate to sevices such as the execution of mutual fund, options, and fixed income trades on behalf of the related entity.

At times, the member separately pays for certain operating expenses of the Company for which it subsequently seeks reimbursement. There are no amounts due from the Company at December 31, 2024 arising from the member's payment of such expenses.

The Company shares certain personnel with the related Registered Investment Advisor. The shared personnel are directly compensated by the respective entities based upon the estimated relative time spent by the personnel on each entity. The compensation expensed by the Company for these shared personnel during 2024 was $139,029.

NOTE F - COMMITMENTS & CONTINGENCIES

The Company has no commitments or contingencies as of December 31, 2024.

AVENTURA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2024

NOTE G - RETIREMENT PLAN

The Company's Member has adopted a profit sharing plan. There were no amounts expensed by the Company related to this plan during 2024.

NOTE H - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or· cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value heirarchy for those assets and liabilities

	Fair Value Measurements December 31, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned, money market funds	$ 492	$ 492	-	-
Securities owned, mutual funds, fixed income	192,226	192,226	-	-
Securities owned, corporate bonds	0	0	0	-
Total	$ 192,718	$ 192,718	0	-

There were no transfers between levels 1, 2 and 3 ending the year December 31, 2024.

AVENTURA SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2024

The accompanying schedule I is prepared in accordance with the requirements of SEA Rule 15c3-1.

AVENTURA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
EXCHANGE ACT
OF 1934

December 31, 2024

Net Capital	
Total member's equity qualified for net capital	$ 705,519
Accounts receivable	(45,075)
Due from related party	(64,184)
Property and equipment, net	(257)
Prepaid expenses and other assets	(12,855)
Net capital before haircuts	583,148
Less haircuts	14,426
Net capital	$ 568,722
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 8,083
Excess net capital	$ 560,639
Aggregate Indebtedness:	
Liabilities	$ 121,185
Ratio of aggregate indebtedness to net capital	.22 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2024.

There are no material differences between net capital in Part IIA of Form X-17A-5, as amended, and net capital above.

AVENTURA SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE ACT RULE 15c3-3
December 31, 2024

The Company operates under the exemptive provision of paragrap(k)(2)(ii) from SEA Rule 15c3-3. The Company is not claiming an exemption under paragraph (k) 17-CFR 240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itseelf of this option, the Company has reprsented that is does not, and will not, hold customeer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE ACT RULE 15c3-3
December 31, 2024

The Company has complied with the exemptive requirements of SEA Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of Decembeer 31, 2024. The Company is not claiming an exemption under paragraph (k) of 17 CFR 240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has representeed that it does not, and will not, hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Aventura Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Aventura Securities, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Aventura Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k(2)(ii) [exemption provision(s)] and (2) Aventura Securities, LLC stated that Aventura Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading; effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aventura Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aventura Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

April 22, 2025

AVENTURA SECURITIES, LLC

MEMBER FINRA, SIPC & MSRB

BROKER DEALERS ANNUAL EXEMPTION REPORT

Aventura Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
2) The Company met the identified exemption provisions throughout the most recent fiscal year ended December, 31, 2024, without exception.
3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to one or more of the following: (1) proprietary trading; and (2) effecting securities transactions via subscriptions on a subscription way basis where funds are [payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received promptly transmitted for effecting via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception.

Daniel Cauceglia

April 16, 2025